FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of March, 2005

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Managing Director
                                                Executive Vice President
                                                General Manager of
                                                 Finance & Accounting Division

March 7, 2005


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                                                                 March 7, 2005

                                                     Ricoh Company, Ltd.
                                                     15-5, Minami Aoyama 1-chome
                                                     Minato-ku, Tokyo 107-8544
                                                     Japan


            Notice Regarding the Repurchase of Shares from the Market


Tokyo, March 7, 2005---Ricoh Company, Ltd. Announced that it has repurchased its shares pursuant to Article 211-3 paragraph 1, item 2 of the Japanese Commercial Code as was resolved at the Board of Directors meeting held on February 3, 2005. Details of the share repurchase are mentioned below.

Details of repurchase
1. Purchase Period:                     February 4, 2005 through March 4, 2005

2. Number of shares repurchased:        3,726,000 shares

3. Aggregate purchase price:            7,280,027,000 yen

4. Method of repurchase:                Purchase on the Tokyo Stock Exchange


Reference:
1. Detail of the resolution at the Board of Director's meeting held on
   February 3, 2005
(1) Type of shares to be repurchased:            Shares of Common stock of RICOH
(2) Aggregate number of shares to be repurchased:Up to 5,500,000 shares
(3) Aggregate purchase price:                    Up to 10 billion yen
(4) Period of repurchase:                        February 4, 2005 through March
                                                 24,2005


2. Cumulative total of shares repurchased since the Board of Directors resolution through March 4, 2005
 (1) Aggregate number of shares repurchased:     3,726,000 shares
 (2) Aggregate purchase price:                   7,280,027,000 yen